Exhibit (A)(5)

Media contact:	Charles Keller
612-678-7786
charles.r.keller@ampf.com

Stockholder Contact:	Chris Moran
617-218-3864
christopher.m.moran@ampf.com

Tri-Continental Corporation (NYSE: TY) Announces

Commencement of Tender Offer

NEW YORK, November 12, 2008 – Tri-Continental Corporation (the “Corporation”) (NYSE: TY) is offering to repurchase up to approximately 35% of its issued and outstanding shares of common stock (“Common Stock”) in exchange for a pro rata portion of the Corporation’s portfolio securities (subject to certain exceptions) and cash (or cash equivalents) at a price equal to 99.25% of the net asset value (“NAV”) per share of Common Stock as of the close of the regular trading session of the New York Stock Exchange on the trading day immediately after the day the repurchase offer expires (the “Repurchase Pricing Date”).

The offer will commence on November 12, 2008. The offer will expire at 5:00 p.m., Eastern time, on December 11, 2008 (the “Expiration Date”). The offer is being made upon the terms and subject to the conditions set forth in the Offer to Repurchase (the “In Kind Offer”), which will be mailed on or about November 14, 2008 to holders of Common Stock on November 10, 2008 (the “Record Date”). Stockholders who acquire Common Stock after the Record Date may also tender their shares. Please see below to learn how to obtain the In Kind Offer statement.

The Corporation is making the In Kind Offer in connection with a settlement agreement, dated as of August 19, 2008 (the “Settlement Agreement”), between the Corporation and a stockholder group (the “Group”), including Western Investment LLC, whereby the members of the Group agreed to cast their votes at the Corporation’s special meeting of stockholders (the “Meeting”) held on October 7, 2008 in accordance with the recommendations of the Corporation’s Board of Directors (the “Board”). The Board’s recommendations were that stockholders (i) approve a new investment management services agreement (the “New Agreement”) between the Corporation and RiverSource Investments, LLC (“RiverSource”), a wholly owned subsidiary of Ameriprise Financial, Inc. (“Ameriprise”), and (ii) elect 10 new directors to the Board.

Pursuant to the Settlement Agreement, the Corporation agreed that, if stockholders approved the New Agreement and RiverSource’s acquisition of J. & W. Seligman & Co. Incorporated, the Corporation’s former investment manager (“Seligman”), was completed, the Corporation would promptly commence the In Kind Offer. At the Meeting, stockholders approved the New Agreement and elected 10 new directors. On November 7, 2008, RiverSource completed its acquisition of Seligman.

In order to participate in the In Kind Offer, Common Stock must be held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in “street name”) that is a participant in the clearance and settlement system maintained by The Depository Trust Company (DTC).

The portfolio securities received by stockholders who tender their shares in the In Kind Offer may differ substantially from those currently held by the Corporation as a new portfolio management team was put in place in connection with the acquisition of Seligman by RiverSource. In particular, the number of stocks held by the Corporation on the Repurchase Pricing Date may be substantially greater than the number held as of September 30, 2008. The Corporation’s holdings as of such date are available at www.tricontinental.com.

The rules of the Securities and Exchange Commission (“SEC”) require the Corporation to suspend repurchases of Common Stock during the offer period and the ten business days thereafter. Accordingly, from November 12, 2008 through December 26, 2008 (the “Suspension Period”), the Corporation cannot accept, and will not process, any requests to effect a sale of Common Stock received from stockholders who hold Common Stock through accounts at Seligman Data Corp. (“SDC”), the Corporation’s stockholder service agent, including any systematic repurchases of Common Stock typically processed through the Corporation’s Automatic Cash Withdrawal Plan (also known as the Systematic Withdrawal Plan). After the Suspension Period, the Corporation will re-commence accepting requests to effect sales of Common Stock from stockholders who hold Common Stock through accounts at SDC. During the Suspension Period, any such stockholder’s request to effect a sale of Common Stock received by the Corporation before December 22, 2008 will be returned to the stockholder, and requests received by SDC on or after December 22, 2008 will be held by SDC and deemed received on the first business day that the Corporation can repurchase Common Stock after the Suspension Period. For stockholders holding Common Stock through an individual retirement account (IRA) at SDC that seek to make, under the Internal Revenue Code, a “required minimum distribution” by December 31, 2008 through the Corporation’s Automatic Cash Withdrawal Plan (also known as Systematic Withdrawal Plan), SDC intends to process required minimum distribution requests on December 29, 2008. Additionally, non-retirement account systematic repurchases of Common Stock through the Corporation’s Automatic Cash Withdrawal Plan (also known as the Systematic Withdrawal Plan), typically made annually on December 1st and December 15th, will be made on December 29, 2008.

Stockholders who hold Common Stock through an account held at SDC and wish to sell Common Stock during the Suspension Period must transfer the Common Stock that they wish to sell to a brokerage account. Stockholders may be charged a fee by the broker to open an account, as well as account maintenance fees, and transaction costs or fees (e.g., brokerage commissions) associated with any sale of Common Stock through the broker. For information on transferring Common Stock to a brokerage account, contact Georgeson Inc. by calling 1-888-219-8293, Monday through Friday between the hours of 9:00 a.m. and 11:00 p.m., Eastern time, or Saturday between the hours of 10:00 a.m. and 4:00 p.m., Eastern time (except holidays).

Separate from the In Kind Offer, the Corporation also agreed with the Group to commence, promptly upon completion and settlement of the In Kind Offer, a cash tender offer for 12.5% of its then outstanding shares of common stock (the “Cash Offer”). The purchase price in the Cash Offer will be 99.25% of the net asset value per share at the close of business on the business day following the expiration of the Cash Offer. The Corporation will not be obligated to commence the Cash Offer if the volume-weighted average price of the Corporation’s common stock during the five trading days preceding the expiration of the In Kind Offer is 99.25% or more of the average of the common stock’s daily net asset value per share during that five trading-day period. Similar restrictions on the ability of the Corporation to repurchase its common stock (as described above) will apply in connection with the Cash Offer, if commenced.

None of the Corporation, its Board, Seligman, RiverSource or Ameriprise is making any recommendation to the Corporation’s stockholders regarding whether to tender Common Stock in the In Kind Offer or, if made, the Cash Offer.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Corporation or a prospectus, circular or representation intended for use in the purchase or sale of Corporation shares. The tender offers referred to in this announcement will be made only by offers to purchase, as described in the tender offer statements filed with the SEC. Stockholders of the Corporation should read the tender offer statements, when available, carefully, because they will contain important information on the Corporation and the tender offers. Stockholders may obtain the In Kind Offer statement and other filed documents, when available, for free at the SEC’s web site at http://www.sec.gov, the Corporation’s website, www.tricontinental.com, or from Georgeson Inc., the Corporation’s Information Agent, by calling 1-888-219-8293, Monday through Friday between the hours of 9:00 a.m. and 11:00 p.m., Eastern time, or Saturday between the hours of 10:00 a.m. and 4:00 p.m., Eastern time (except holidays).

Until the In Kind Offer expires, NAV quotations can be obtained from Georgeson Inc. at the telephone number listed in the paragraph above.

The Corporation is one of the nation’s largest, diversified, publicly traded closed-end equity investment companies and has paid dividends for 64 consecutive years. Effective November 7, 2008, the Corporation is managed by RiverSource Investments, LLC, a wholly owned subsidiary of Ameriprise Financial, Inc. Prior to then, the Corporation was managed by J. & W. Seligman & Co. Incorporated. Seligman Advisors, Inc. is the principal underwriter of the Seligman mutual funds.

The net asset value of shares may not always correspond to the market price of such shares. Common Stock of many closed-end funds frequently trade at a discount from their net asset value. The Corporation is subject to stock market risk, which is the risk that stock prices overall will decline over short or long periods, adversely affecting the value of an investment in the Corporation.

You should consider the investment objectives, risks, charges, and expenses of the Corporation carefully before investing. A prospectus containing information about the Corporation (including its investment objectives, risks, charges, expenses, and other information about the Corporation) may be obtained by contacting your financial advisor or Seligman Advisors, Inc. at 800-221-2783. The prospectus should be read carefully before investing in the Corporation.

There is no guarantee that the Corporation’s investment goals/objectives will be met, and you could lose money.